APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Proof Artisan Bread

Profit and Loss
January - December 2019

	TOTAL
Income	
Interest	0.31
Retail Sales	33,695.79
AGFM	31,442.92
Ahwatukee Farmer's Market (deleted)	2,314.24
GFM	815.00
High St PHX Farmer's Market (deleted)	756.59
MFM	15,935.54
PHX	59,548.06
Red Mountain Farmers Market (deleted)	12,232.17
UFM	60,669.07
Total Retail Sales	**217,409.38**
Shopify Income	18,963.53
Square Income	40,101.04
Wholesale Sales	108,543.53
Total Income	**$385,017.79**
Cost of Goods Sold	
Ingredients	94,532.13
Job Supplies	2,914.93
Shipping	250.00
Total Cost of Goods Sold	**$97,697.06**
GROSS PROFIT	**$287,320.73**
Expenses	
Advertising & Marketing	374.57
Bank Charges & Fees	856.59
Merchant Fees	5,523.52
QuickBooks Payments Fees	1,475.65
Total Bank Charges & Fees	**7,855.76**
Car & Truck	14,433.41
Computer & Internet Expenses	263.94
Continuing Education	161.00
Contractors	2,580.56
Depreciation Expense	5,010.00
Dues & subscriptions	1,124.84
AGFM Fees	65.98
Johnston Family Market Fee (deleted)	1,020.50
Total AGFM Fees	**1,086.48**

Proof Artisan Bread

Profit and Loss
January - December 2019

	TOTAL
Arcadia Meat Market Fee (deleted)	63.00
GFM Fees	3,257.12
Market Fees (deleted)	25.61
MFM Fees	2,650.43
PHX Fees	8,031.75
UFM Fees	6,556.20
Total Dues & subscriptions	**22,795.43**
Insurance	7,407.47
Interest Paid	1,326.20
Legal & Professional Services	5,815.00
Meals	3,911.86
Office Supplies & Software	12,594.33
Outside Services	1,644.00
Payroll Expenses	
Employee Wages	63,100.39
Taxes	5,462.19
Total Payroll Expenses	**68,562.58**
Postage & Shipping	101.49
Reimbursements	117.11
Rental Fees	633.72
Repairs & Maintenance	17,867.77
Taxes & Licenses	218.48
Telephone	4,659.22
Travel	363.72
Utilities	1,544.92
Total Expenses	**$180,242.54**
NET OPERATING INCOME	**$107,078.19**
NET INCOME	**$107,078.19**

Note
No assurance is provided on these financial statements

Proof Artisan Bread

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BofA Checking 8956	2,802.56
BofA Savings 2191	5,274.55
Total Bank Accounts	**$8,077.11**
Total Current Assets	**$8,077.11**
Fixed Assets	
Accumulated Depreciation	-5,010.00
Equipment	79,005.42
Leasehold Improvements	10,069.16
Vehicles	64,692.88
Total Fixed Assets	**$148,757.46**
TOTAL ASSETS	**$156,834.57**

Proof Artisan Bread

Balance Sheet
As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
BofA CC *0564	5,700.00
BofA CC *1858	15,600.00
Total Credit Cards	**$21,300.00**
Other Current Liabilities	
Payroll Liabilities	0.00
AZ Income Tax	89.80
AZ Unemployment Tax	126.82
Federal Taxes (941/944)	468.19
Federal Unemployment (940)	143.40
Total Payroll Liabilities	**828.21**
Shopify Capital	3,145.90
Square Capital Advance Loan Payable	825.56
Square Gift Card	20.00
Total Other Current Liabilities	**$4,819.67**
Total Current Liabilities	**$26,119.67**
Long-Term Liabilities	
Oven Loan (Ascentium) BofA	30,100.40
PayPal Loan	9,837.75
Truck Lease 2019 FUSO FE160G	53,087.08
Total Long-Term Liabilities	**$93,025.23**
Total Liabilities	**$119,144.90**
Equity	
Owner's Distribution	-87,201.91
Owner's Investment	24,510.29
Retained Earnings	-6,696.90
Net Income	107,078.19
Total Equity	**$37,689.67**
TOTAL LIABILITIES AND EQUITY	**$156,834.57**

Note
No assurance is provided on these financial statements

Proof Artisan Bread

Statement of Cash Flows
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	107,765.31
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-687.12
Accumulated Depreciation	5,010.00
BofA CC *0564	1,200.00
BofA CC *1858	7,677.00
Payroll Liabilities:AZ Income Tax	-382.10
Payroll Liabilities:AZ Unemployment Tax	126.82
Payroll Liabilities:Federal Taxes (941/944)	116.23
Payroll Liabilities:Federal Unemployment (940)	143.40
Shopify Capital	3,145.90
Square Capital Advance Loan Payable	825.56
Square Gift Card	20.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**17,195.69**
Net cash provided by operating activities	**$124,961.00**
INVESTING ACTIVITIES	
Equipment	-50,591.79
Leasehold Improvements	-10,069.16
Vehicles	-59,938.68
Net cash provided by investing activities	**$ -120,599.63**
FINANCING ACTIVITIES	
Oven Loan (Ascentium) BofA	30,100.40
PayPal Loan	9,837.75
Truck Lease 2019 FUSO FE160G	53,087.08
Owner's Distribution	-70,905.17
Owner's Investment	-4,349.16
Retained Earnings	-16,296.74
Net cash provided by financing activities	**$1,474.16**
NET CASH INCREASE FOR PERIOD	**$5,835.53**
Cash at beginning of period	2,241.58
CASH AT END OF PERIOD	**$8,077.11**

Note
No assurance is provided on these financial statements

Proof Artisan Bread

Profit and Loss
January - December 2020

	TOTAL
Income	
Interest	0.81
Retail Sales	155,086.43
AGFM	13,268.84
MFM	32,268.19
PHX	46,339.99
UFM	103,895.62
Total Retail Sales	**350,859.07**
Shopify Income	304,070.55
Square Income	70,013.21
Wholesale Sales	66,471.97
Total Income	**$791,415.61**
Cost of Goods Sold	
Cost of Goods Sold	643.30
Ingredients	170,141.28
Job Supplies	18,277.55
Total Cost of Goods Sold	**$189,062.13**
GROSS PROFIT	**$602,353.48**
Expenses	
Advertising & Marketing	2,169.72
Bank Charges & Fees	340.80
Merchant Fees	10,028.03
QuickBooks Payments Fees	2,263.22
Total Bank Charges & Fees	**12,632.05**
Car & Truck	8,994.27
Computer & Internet Expenses	7,069.32
Continuing Education	99.00
Contractors	28,928.20
Customer Service	1,357.36
Delivery	17,928.48
Market	12,479.48
Total Contractors	**60,693.52**
Depreciation Expense	5,010.00
Dues & subscriptions	1,491.11
AGFM Fees	48.50
Johnston Family Market Fee (deleted)	62.00
Total AGFM Fees	**110.50**

Proof Artisan Bread

Profit and Loss
January - December 2020

	TOTAL
GFM Fees	3,545.82
Market Fees (deleted)	35.93
MFM Fees	4,186.07
PHX Fees	8,013.70
UFM Fees	9,422.15
Total Dues & subscriptions	**26,805.28**
Insurance	27,350.00
Interest Paid	6,826.67
Legal & Professional Services	21,845.00
Meals	6,384.29
Office Supplies & Software	21,893.00
Outside Services	5,650.95
PayPal Fees	541.64
Payroll Expenses	
Company Contributions	
Health Insurance	2,635.08
Total Company Contributions	**2,635.08**
Employee Wages	146,041.19
Officer Wages	65,343.66
Payroll Fees	536.99
Taxes	18,180.56
Total Payroll Expenses	**232,737.48**
Postage & Shipping	158.07
Rent & Lease	2,514.02
Rental Fees	179.99
Repairs & Maintenance	1,384.57
Taxes & Licenses	1,607.50
Telephone	5,909.37
Travel	236.26
Uniform	71.19
Utilities	55.00
Total Expenses	**$458,818.16**
NET OPERATING INCOME	**$143,535.32**
Other Income	
GoFundMe Donation Income	75,264.25
Total Other Income	**$75,264.25**
NET OTHER INCOME	**$75,264.25**
NET INCOME	**$218,799.57**

Note
No assurance is provided on these financial statements

Proof Artisan Bread

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BofA Checking 8956	8,648.54
BofA Savings 2191	318.28
Buildout GoFundMe - 6281	158,737.11
Total Bank Accounts	**$167,703.93**
Total Current Assets	**$167,703.93**
Fixed Assets	
Accumulated Depreciation	-10,020.00
Equipment	84,011.88
Leasehold Improvements	42,611.15
Vehicles	64,692.88
Total Fixed Assets	**$181,295.91**
Other Assets	
Security Deposit	4,300.00
Total Other Assets	**$4,300.00**
TOTAL ASSETS	**$353,299.84**

Proof Artisan Bread

Balance Sheet
As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
BofA CC *0564	2,200.00
BofA CC *1858	13,000.00
Total Credit Cards	**$15,200.00**
Other Current Liabilities	
Payroll Liabilities	0.00
AZ Income Tax	516.51
AZ Unemployment Tax	622.18
Dental Insurance - SimplyInsured	83.70
Federal Taxes (941/944)	3,251.59
Federal Unemployment (940)	500.07
Medical Insurance - SimplyInsured	1,234.20
Total Payroll Liabilities	**6,208.25**
Shopify Capital	1,737.98
Total Other Current Liabilities	**$7,946.23**
Total Current Liabilities	**$23,146.23**
Long-Term Liabilities	
Intuit PPP Loan	20,435.00
Oven Loan (Ascentium) BofA	24,527.50
PayPal Loan	1,255.35
SBA Loan	123,500.00
Truck Lease 2019 FUSO FE160G	41,341.48
Total Long-Term Liabilities	**$211,059.33**
Total Liabilities	**$234,205.56**
Equity	
Owner's Distribution	-137,394.96
Owner's Investment	24,510.29
Retained Earnings	13,179.38
Net Income	218,799.57
Total Equity	**$119,094.28**
TOTAL LIABILITIES AND EQUITY	**$353,299.84**

Note
No assurance is provided on these financial statements

Proof Artisan Bread

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	217,922.07
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	877.50
Accumulated Depreciation	5,010.00
BofA CC *0564	-3,500.00
BofA CC *1858	-2,600.00
Payroll Liabilities:AZ Income Tax	426.71
Payroll Liabilities:AZ Unemployment Tax	495.36
Payroll Liabilities:Dental Insurance - SimplyInsured	83.70
Payroll Liabilities:Federal Taxes (941/944)	2,783.40
Payroll Liabilities:Federal Unemployment (940)	356.67
Payroll Liabilities:Medical Insurance - SimplyInsured	1,234.20
Shopify Capital	-1,407.92
Square Capital Advance Loan Payable	-825.56
Square Gift Card	-20.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**2,914.06**
Net cash provided by operating activities	**$220,836.13**
INVESTING ACTIVITIES	
Equipment	-5,006.46
Leasehold Improvements	-32,541.99
Security Deposit	-4,300.00
Net cash provided by investing activities	**$ -41,848.45**
FINANCING ACTIVITIES	
Intuit PPP Loan	20,435.00
Oven Loan (Ascentium) BofA	-5,572.90
PayPal Loan	-8,582.40
SBA Loan	123,500.00
Truck Lease 2019 FUSO FE160G	-11,745.60
Owner's Distribution	-50,193.05
Retained Earnings	-87,201.91
Net cash provided by financing activities	**$ -19,360.86**
NET CASH INCREASE FOR PERIOD	**$159,626.82**
Cash at beginning of period	8,077.11
CASH AT END OF PERIOD	**$167,703.93**

Note
No assurance is provided on these financial statements

Proof Artisan Bread

Balance Sheet

As of February 28, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BofA Checking 8956	1,293.87
BofA Savings 2191	19.56
Buildout GoFundMe - 6281	45,143.71
Total Bank Accounts	**$46,457.14**
Total Current Assets	**$46,457.14**
Fixed Assets	
Accumulated Depreciation	-10,855.00
Equipment	84,011.88
Leasehold Improvements	45,123.80
Tenant Improvement	111,960.55
Vehicles	64,692.88
Total Fixed Assets	**$294,934.11**
Other Assets	
Security Deposit	4,300.00
Total Other Assets	**$4,300.00**
TOTAL ASSETS	**$345,691.25**

Proof Artisan Bread

Balance Sheet
As of February 28, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
BofA CC *0564	1,300.00
BofA CC *1858	12,605.51
Total Credit Cards	**$13,905.51**
Other Current Liabilities	
Payroll Liabilities	0.00
AZ Income Tax	186.09
AZ Unemployment Tax	5,475.83
Dental Insurance - SimplyInsured	130.88
Federal Taxes (941/944)	1,095.17
Federal Unemployment (940)	331.19
Medical Insurance - SimplyInsured	1,935.18
Total Payroll Liabilities	**9,154.34**
Shopify Capital	21,525.12
Total Other Current Liabilities	**$30,679.46**
Total Current Liabilities	**$44,584.97**
Long-Term Liabilities	
Intuit PPP Loan	20,435.00
Oven Loan (Ascentium) BofA	23,222.00
SBA Loan	123,500.00
Truck Lease 2019 FUSO FE160G	39,383.88
Total Long-Term Liabilities	**$206,540.88**
Total Liabilities	**$251,125.85**
Equity	
Owner's Distribution	-18,195.34
Main Street Harvest LLC	11,635.83
Total Owner's Distribution	**-6,559.51**
Owner's Investment	24,510.29
Retained Earnings	94,583.99
Net Income	-17,969.37
Total Equity	**$94,565.40**
TOTAL LIABILITIES AND EQUITY	**$345,691.25**

Note
No assurance is provided on these financial statements

I, Jonathan Przybyl, certify that:

1. The financial statements of Proof Bread LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Proof Bread LLC included in this Form reflects accurately the information reported on the tax return for Proof Bread LLC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   *Jonathan Przybyl*

Name: Jonathan Przybyl

Title: Owner